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                           DealerTrack Holdings, Inc.
                               1111 Marcus Avenue
                                    Suite M04
                          Lake Success, New York 11042

December 8, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rebekah J. Toton, Attorney-Advisor

       Re: DealerTrack Holdings, Inc.
           Registration Statement on Form S-1
           File No. 333-126944

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, on behalf of DealerTrack Holdings, Inc. (the "Company"), we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-126944) (the "Registration Statement") of the Company. We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Standard time, on December 12, 2005, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kirk Davenport at (212) 906-1284. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Kirk Davenport, by facsimile to
(212) 751-4864.

     The Company acknowledges the following:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please do not hesitate to call Kirk Davenport at (212) 906-1284, Daniel Nam at (212) 906-1703 or Jason Frank at (212) 906-1796 if you have any questions regarding this request.

                                        Very truly yours,


                                        /s/ Eric D. Jacobs, Esq.
                                        ----------------------------------------
                                        Eric D. Jacobs, Esq.
                                        Senior Vice President, General Counsel
                                        and Secretary